UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A publicly held company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

CALL NOTICE FOR
 ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited, as provided in art. 124 of Law nº 6.404 of December 15, 1976 (the “Brazilian Corporations Law”), on first notice, to attend the Ordinary and Extraordinary General Meetings to be held together in the Company’s headquarters building, at Alameda Santos, n° 1357/8º andar, Sala Multiconferência, in this city of São Paulo, at 11:00 on April 30, 2010, to deliberate the following agenda:

1.           In the Ordinary General Meeting:

(a) Take the accounts of management, examine, discuss and vote on the Financial Statements for the year ended December 31, 2009;

(b) Resolve on management’s proposal regarding the use of net profits for the year ended December 31, 2009, including with respect to retaining earnings in an amount corresponding to the mandatory dividend provided for in art. 30, III of the Bylaws;

(c) Resolve on the proposed capital budget for 2010;

(d) Elect members to the Company’s Fiscal Council; and

(e) Set the aggregate annual remuneration of the administrators and the remuneration of the members of the Fiscal Council, the latter in accordance with the limit established in article 162, § 3 of the Brazilian Corporations Law.

2.           In the Extraordinary General Meeting:

(a) change the following provisions of the Company’s Bylaws:

(i) insert a new paragraph in article 8 to clarify the rules applicable to the election of candidates to be members of the Board of Directors indicated pursuant to § 4 of the same article;

(ii) change the wording of item XV in article 17 and insert two new items in this article, as well as change article 21, to better clarify the distinction of competencies between the Board of Directors and Board of Executive Officers, besides making them compatible with the Company’s size and operating needs;

(iii) delete paragraph 5 of article 20 and change the main clause in article 22, to lend coherence to the Bylaws in light of the changes proposed in the preceding sub-item;

(iv) insert a new paragraph in article 22, to permit exceptional representation of the Company by a single Officer or attorney-in-fact in timely situations, to facilitate day-to-day administration, and finally,

(vi) delete paragraph 6 and the last part of § 7 of article 27, to conform the competencies and prerogatives of the Fiscal Council with the existence of the Company’s Audit Committee created by the Board of Directors under the terms of article 17, item XVII of the Bylaws.

General Information:

1. Shareholders holding nominal common shares issued by the Company themselves, or their legal representatives or attorneys-in-fact, may participate in the Meetings convened herein.

1.1. Shareholders, pursuant to article 126 of the Brazilian Corporations Law must present, before commencement of the Meeting:

(i)	In the case of a natural person – an identifying document;

(ii)
In the case of a legal entity – a document identifying the legal representative of the shareholder, duly accompanied by an authenticated copy or original of its constitutive document, as well as corporate documentation granting powers of representation (act of election);

(iii)	In the case of an Investment Fund – a document identifying the Fund’s representative, duly accompanied by an authenticated copy or original of its Regulations, together with their act of election; and

(iv)
     In the case of a participant of Fungible Custody of Nominal Shares of Stock Exchanges - present an extract containing the respective shareholding participation, issued by the custodian after April 27, 2010.

1.2.
Up to 3 (three) business days before the date set for the Meetings in question, in accordance with article 28, § 4, of the Bylaws, the Shareholder that will be represented by an attorney-in-fact must deposit at the headquarters the respective power of attorney. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, n° 1357/2° andar, 01419-908, São Paulo - SP.

1.3.           If the Shareholder has not deposited the power of attorney in the time established in article 28, § 4º, of the Company’s bylaws, its representatives or attorneys-in-fact may participate in the Meetings, as long as they present, by that date, the originals of the documents proving their powers.

2. All documents pertaining to the matters to be resolved in the Meetings in question are available to examination by interested Shareholders at the Company’s headquarters, on the webpage of the Company’s department of Investor Relations (www.fibria.com.br/Investors) and on the Brazilian Securities Commission’s website (www.cvm.gov.br), pursuant to paragraph 3 of article 135 of the Brazilian Corporations Law and art. 6 of CVM Instruction 481 of December 17, 2009.

São Paulo, April 15, 2010.

JOSÉ LUCIANO DUARTE PENIDO
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: April 15, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.